FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Announces Second Quarter Results

TORONTO and SANTA CLARA, Calif., August 23, 2005 - DataMirror Corporation (NASDAQ: DMCX - News; TSX: DMC - News ), a leading real-time data integration company, today announced its financial results its second quarter ended July 31, 2005 (all figures are in U.S. dollars unless stated otherwise).

Revenue for the second quarter was $9.9 million, up from $9.8 million for the quarter ended July 31, 2004. GAAP net income was $0.7 million or $0.08 per diluted share in Q2 F2006, compared to $3.9 million or $0.34 per diluted share in Q2 last year. The results for Q2 last year included a non-recurring gain on the sale of an investment of approximately $4.1 million. Cash flow from operations for the quarter was ($1.4 million), improved from ($2.0 million) in Q2 last year. Cash, cash equivalents, and short-term investments stood at $31.9 million or $3.79 per common share outstanding at the end of the quarter.

Revenue for the first six months of fiscal 2006 was $20.6 million, up from $19.7 million for the same period in fiscal 2005. YTD GAAP net income was $1.5 million or $0.16 per diluted share in fiscal 2006, compared to $3.3 million or $0.28 per diluted share at the same point last year. Cash flow from operations for the first six months of fiscal 2006 was $2.9 million, compared to ($0.5 million) for the same period in fiscal 2005.

“Licence revenue in the second quarter was about $1.0 million below our expectations”, Nigel Stokes, DataMirror CEO commented. “Despite this revenue shortfall, we were able to achieve net income that was close to our previous guidance. Revenue in the six month period grew by approximately 5% and both free cash flow and operating profitability improved significantly.

We believe the market opportunity for our solutions remains healthy, and expect that revenue growth will improve in the second half of the year.”

Highlights:

•
Announced the availability of DataMirror PointBase 5.3®, DataMirror's full-featured, SQL92/99 JDBC compliant Java relational database. PointBase 5.3 delivers new features that further improve the solution's scalability, performance, and functionality. The new version lowers the cost of database development, reduces the time to market and facilitates integration between Java applications and back-office systems;

•
Announced a new partnership with QCL Technologies (QCL), a Cork, Ireland, based technology solutions reseller. As partners, DataMirror and QCL will jointly offer real-time data integration and regulatory compliance solutions to clients in the chemical, life sciences and pharmaceutical industries. The partnership leverages solutions built upon DataMirror Integration Suite and QCL's experience in the Irish market;

•
Announced a new Cdn. $8 million secured revolving credit facility from the Knowledge-Based Industries division of RBC Royal Bank. The facility is designed to support working capital requirements, foreign exchange trading and letters of credit required in the normal course of business. While the company has no immediate need for cash, with the consolidation that is currently going on in the software industry, this facility, combined with our current cash balances, gives the Company the ability to react quickly when acquisition opportunities arise;

•
Introduced a new dynamic operational data store (ODS) solution for companies with existing data warehouses whose data volatility and volume are impacting system performance. The new solution extends DataMirror's abilities to transform data warehouses into dynamic operational data stores and reinforces the company's commitment to help organizations make business decisions with the best available information.

Business Outlook:

Management offers the following outlook for the full fiscal year ending January 31, 2006, and for the third quarter ending October 31, 2005:

•	For the 2006 fiscal year, the Company expects revenue to grow 4% to 9% and be in the range of $43.0 to $45.0 million with GAAP, diluted, net income in the range of $0.33 to $0.37 per share.

•
In the third quarter of fiscal 2006, the Company expects revenue to grow year over year by up to 6% and be in the range of $10.3 to $10.8 million with GAAP, diluted, net income in the range of $0.08 to $0.12 per share.

These estimates assume a tax rate of 40 percent and include the expensing of stock options.

DataMirror management will hold a webcast and conference call to present the results for the second quarter and to outline the prospects for the business going forward at 5:00 p.m. EST today, August 23, 2005.

The conference call can be accessed via audio webcast at http://www.datamirror.com/investors. Participants should call 1-800-475-3716 using passcode 5148572. An online presentation is available by visiting https://datamirror.webex.com/datamirror and selecting the meeting “DataMirror Announces Second Quarter Results". A replay of the conference call will be available at 8:00 p.m. EST via the DataMirror web site or by dialing 1-888-203-1112 using passcode 5148572.

About DataMirror

DataMirror (NASDAQ: DMCX - News; TSX: DMC - News), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps clients make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of US$, except per share data - unaudited)
	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2005	2004	2005	2004

Revenue
Licence	$3,900	$4,079	$ 8,583	$7,760
Maintenance	5,242	4,986	10,578	10,038
Services	745	767	1,476	1,879

	9,887	9,832	20,637	19,677

Cost of revenue
Licence	44	48	89	95
Maintenance and services	2,029	2,199	4,117	4,755

	2,073	2,247	4,206	4,850

Gross margin	7,814	7,585	16,431	14,827

Operating expenses
Selling and marketing	2,820	3,842	5,916	7,929
Research and development	1,874	1,913	3,858	3,946
General and administration	1,726	1,637	3,573	3,121
Stock-based compensation	105	76	161	160
Amortization of intangibles	401	546	805	1,141

	6,926	8,014	14,313	16,297

Operating income (loss)	888	(429)	2,118	(1,470)

Investment income, net	173	202	393	342

Gain on sale of investment	0	5,466	0	5,466

Income before income taxes	1,061	5,239	2,511	4,338

Income tax expense	370	1,368	1,020	1,087

Net income	$691	$3,871	$ 1,491	$3,251

Earnings per share
Basic	$0.08	$0.35	$ 0.16	$0.29
Fully diluted	$0.08	$0.34	$ 0.16	$0.28
Weighted average number of
shares outstanding (000's)
Basic	8,495	11,196	9,088	11,266
Fully diluted	8,575	11,285	9,156	11,492

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of US$ - unaudited)
	July 31,	January 31,
	2005	2005

Assets
Current assets
Cash and cash equivalents	$31,855	$7,687
Short-term investments	0	38,707
Accounts receivable	4,473	8,055
Prepaid expenses	1,207	1,328
Future income taxes	2,102	2,426

	39,637	58,203

Capital assets	2,751	2,754
Future income taxes	272	0
Intangibles	1,556	2,344
Goodwill	4,221	4,180

	$48,437	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,305	$2,989
Deferred revenue	15,523	17,838
Income taxes payable	184	750

	18,012	21,577

Future income taxes	0	83

	18,012	21,660

Shareholders' Equity
Share capital
Common shares (July 31, 2005 - 8,477,810
January 31, 2005 - 10,555,966)	32,508	42,250
Deficit	(9,362)	(2,953)
Contributed surplus	1,037	876
Cumulative translation adjustment	6,242	5,648

	30,425	45,821

	$48,437	$67,481

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of US$ - unaudited)
	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$691	$3,871	$ 1,491	$3,251
Add (deduct) items not affecting cash:
Amortization of capital assets	231	228	454	445
Amortization of intangibles	401	546	805	1,141
Stock-based compensation	105	76	161	160
Future income taxes	20	(214)	(8)	(348)
Gain on sale of investment	0	(5,466)	0	(5,466)
Investment tax credits	0	659	0	613

	1,448	(300)	2,903	(204)

Changes in non-cash working capital balances	(2,826)	(1,665)	40	(266)

	(1,378)	(1,965)	2,943	(470)

Investing activities
Capital asset additions	(212)	(71)	(425)	(290)
Sale of short-term investments	0	0	38,749	24,447
Sale of investment in Idion	0	14,287	0	14,287
Investment in Idion	0	(1)	0	(73)

	(212)	14,215	38,324	38,371

Financing activities
Capital lease payments	0	(10)	0	(24)
Issuance of share capital	159	20	169	509
Repurchase of share capital	(883)	(3,527)	(17,811)	(3,832)

	(724)	(3,517)	(17,642)	(3,347)

Effect of exchange rate changes
on cash and cash equivalents	849	2,039	543	1,191

Increase (decrease)
in cash and cash equivalents	(1,465)	10,772	24,168	35,745

Cash and cash equivalents

Beginning of period	33,320	31,982	7,687	7,009

End of period	$31,855	$42,754	$ 1,855	$42,754